Exhibit 5.1

Deluxe Corporation

May 15, 2012

Board of Directors
Deluxe Corporation
3680 Victoria St. N.
Shoreview, Minnesota 55126-2966

Re:    Registration Statement on Form S-8

 Ladies and Gentlemen:

A Registration Statement on Form S-8 (the “Registration Statement”) is being filed on or about the date of this letter with the Securities and Exchange Commission relating to 5,000,000 shares of the common stock, par value $1.00 per share (the “Shares”), of Deluxe Corporation (the “Company”) issuable under the Deluxe Corporation 2012 Long-Term Incentive Plan (the “Plan”).

As Senior Vice President, General Counsel and Secretary of the Company, I, or other attorneys reporting to me, have acted as counsel to the Company in connection with the preparation and filing of the Registration Statement. In such capacity, I, or other attorneys reporting to me, have examined the corporate records of the Company, including its Articles of Incorporation, as amended and restated; its Bylaws, as amended; minutes of all meetings of its directors and shareholders; and other documents which I have deemed relevant or necessary as the basis for my opinion hereinafter set forth.

Based on the foregoing, I am of the opinion that the Shares have been duly authorized and, upon issuance, delivery and payment therefor in accordance with the terms of the Plan, will be validly issued, fully paid and nonassessable.

My opinion expressed above is limited to the laws of the State of Minnesota.

I hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ Anthony C. Scarfone